                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                                       OR

              [_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1999

                        Commission file number 0-00000
                                               -------


                    FRIEDMAN'S INC. RETIREMENT SAVINGS PLAN


                            A Delaware Corporation
                 IRS Employer Identification Number 58-2058362
                            Four West State Street
                            Savannah, Georgia 31401
                           Telephone (912) 233-9333
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                    Friedman's Inc. Retirement Savings Plan

                Financial Statements and Supplemental Schedule


            Year ended December 31, 1999 and as of December 31, 1998



                                    Contents

Report of Independent Auditors.......................................................   1

Statements of Net Assets Available for Benefits......................................   3
Statement of Changes in Net Assets Available for Benefits............................   4
Notes to Financial Statements........................................................   5

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes at End of Year..  10

Signature............................................................................  11

Exhibit

Consent (Exhibit 23).................................................................  12

                        Report of Independent Auditors

The Plan Committee
Friedman's Inc. Retirement Savings Plan
Savannah, Georgia

We have audited the accompanying statements of net assets available for benefits of Friedman's Inc. Friedman's Inc. Retirement Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                             /s/ Ernst & Young LLP
June 9, 2000
Atlanta, Georgia

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                    Friedman's Inc. Retirement Savings Plan

                Statements of Net Assets Available for Benefits

                                                      December 31
                                                  1999            1998
                                               ----------------------------
Assets
Investments, at fair value                       $4,281,836      $3,368,593

Contributions receivable:
  Participants                                       63,707          51,409
  Employer                                           18,664          15,410
                                               ----------------------------
                                                     82,371          66,819
                                               ----------------------------
Net assets available for benefits                $4,364,207      $3,435,412
                                               ============================

See accompanying notes.

                    Friedman's Inc. Retirement Savings Plan

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1999

Additions to net assets attributed to:
 Net appreciation in fair value                               $  283,183

 Contributions:
    Participants                                                 828,703
    Employer                                                     207,519
                                                           -------------
                                                               1,319,405

Deductions from net assets attributed to:
 Distributions to participants                                   378,771
 Administrative expenses                                          11,839
                                                           -------------
                                                                 390,610
                                                           -------------

Net increase in net assets                                       928,795
Net assets available for benefits at beginning of  year        3,435,412
                                                           -------------

Net assets available for benefits at end of year              $4,364,207
                                                           =============

See accompanying notes.

                    Friedman's Inc. Retirement Savings Plan

                         Notes to Financial Statements

                               December 31, 1999


1. Description of the Plan

A complete description of the Friedman's Inc. Retirement Savings Plan (the Plan) provisions is included in the Summary Plan Description and the Plan Document. Copies of these documents are available from the Friedman's Inc. Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and covers substantially all employees of Friedman's Inc. (the Company or the Employer). The Plan was established and became effective January 1, 1996.

Contributions

Participants are allowed to make contributions to the Plan in accordance with
Section 401(k) of the Internal Revenue Code (IRC) ranging from 1% to 15% of their pre-tax compensation, as defined in the Plan document. Except for rollover contributions, participants may not make additional after-tax contributions. In addition, the Company makes matching contributions on behalf of each participant equal to 50% of the first 4% of each participant's contribution to the Plan.

Vesting, Withdrawals and Distributions

Participants are immediately vested in their contributions made to their accounts plus actual earnings thereon. Vesting in Employer contributions plus actual earnings thereon is based on years of continuous service. A participant vests 20% in Employer contributions after two years of service and an additional 20% each year thereafter until they are 100% vested after six years of service. Any forfeitures are used to reduce Company matching contributions. Upon retirement, death, disability or termination of employment, the vested balance in the participant's account is payable to the participant or designated beneficiary as a lump sum.

                    Friedman's Inc. Retirement Savings Plan

1. Description of the Plan (continued)

Loans to Participants

Participants are permitted to borrow, under the loan provisions of the Plan, not less than $1,000 up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Effective August 1, 1998 participants may have up to two loans outstanding which must be repaid within five years unless the loan is for the purchase of a primary residence, in which case the loan must be repaid within ten years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 2% in effect at the beginning of the month in which the loan originated.

Participant Accounts

Each participant's account is credited with the participant's contributions, the appropriate portion of the Employer's contributions and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participant contributions, Company matching contributions, and the related investment income are at all times 100% vested and nonforfeitable. Participants become vested in Employer contributions and actual earnings thereon according to the vesting schedule described above.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the total amount in each participant's account will be distributed to the participant or continue to be held in trust for his or her benefit.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained on the accrual basis. All securities transactions of the Plan are recorded as of the trade date.

                    Friedman's Inc. Retirement Savings Plan

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

Investments in mutual funds, common stock and common collective trust fund are stated at fair value as determined by First Union National Bank (Trustee), using the unitization method of accounting. Unit values are generally based upon quoted market prices and are adjusted to reflect the impact of interest, dividends, realized and unrealized gains /losses, and fund expenses. The investments in mutual funds, common stock and the common collective trust fund are expressed in unit values which are calculated daily based on the total fair value of the underlying assets of the unitized fund. Investments in loans to participants are valued at fair value, which is approximated by cost.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that could affect the reported amounts of assets, liabilities and other additions to or deductions from net assets. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 financial statement presentation.

                   Friedman's Inc. Retirement Savings Plan

3. Investments

On July 1, 1998, the Company registered 100,000 shares of its Class A common stock with the Securities and Exchange Commission thus allowing the Plan to provide participants with the option to invest in the Friedman's Inc. Stock Fund subsequent to July 1, 1998.

Investments that represent 5 percent or more of the Plan's net assets at December 31, 1999 and 1998 are as follows:

                                                                1999            1998
                                                           ------------------------------
Investments at fair value as determined by trustee:
 Units in mutual funds:
   Evergreen Treasury Money Market Fund                        $1,766,426      $1,548,110
   Fidelity Magellan Fund                                       1,017,641         546,362
     Weiss, Peck and Greer Tomorrow Medium-Term Fund
                                                                  356,880         311,314

 Units in collective trust fund:
   First Union Enhanced Stock Fund                                471,249         322,610

 Units in common stock:
   Friedman's Inc. Stock Fund                                           -         216,003

 Participant loans                                                228,832         184,918

During 1999, the Plans investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $283,183 as follows:

      Mutual funds                                               $265,003
      Friedman's Inc. Stock Fund                                  (51,141)
      First Union Enhanced Stock Fund                              69,321
                                                              -----------
      Net appreciation                                           $283,183
                                                              ===========

                   Friedman's Inc. Retirement Savings Plan

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

The Trustee routinely invests assets in the Enhanced Stock Fund of First Union National Bank. For the year ended December 31, 1999, transactions with this fund included 46 purchases at a total cost of $193,320 and 34 sales with a fair value of $114,001. For the year ended December 31, 1998, transactions with this fund included 60 purchases at a total cost of $171,698 and 46 sales with a fair value of $106,721.

                    Friedman's Inc. Retirement Savings Plan

                                EIN: 58-0249470
                                 Plan No.: 002

                              Schedule H Line 4i
        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999


                         (b)                                                                       (e)
             Identity of Issue, Borrower,                                                        Current
  (a)          Lessor, or Similar Party                         (c)                               Value
                        Issuer                       Description of Investment
-----------------------------------------------------------------------------------------------------------
       Mutual Funds:
         Evergreen Funds Distributor, Inc.      Treasury Money Market Fund                       $1,766,426
         Evergreen Funds Distributor, Inc.      Short-Intermediate Bond Fund                         49,097
         Fidelity Management Trust Company      Magellan Fund                                     1,017,641
         Weiss, Peck and Greer Investments      Tomorrow Short-Term Retirement Fund                 134,918
         Weiss, Peck and Greer Investments      Tomorrow Medium-Term Retirement Fund                356,880
         Weiss, Peck and Greer Investments      Tomorrow Long-Term Retirement Fund                   96,384

         Collective Trust Fund:
*          First Union National Bank            4,503 units, Enhanced Stock Fund                    471,249

         Common Stock:
*          Friedman's Inc.                      19,320 units, Stock Fund                            160,409
                                                                                                -----------
                                                                                                  4,053,004
         Participant loans                      Interest rates ranging from
                                                  7.75%-8.50%, due no later than 2004               228,832
                                                                                                -----------
                                                                                                 $4,281,836
                                                                                                ===========

*Indicates a party-in-interest to the Plan.
Note: Cost information has not been included in column (d) because all investments are participant directed.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the plan committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              RETIREMENT SAVINGS PLAN OF FRIEDMAN'S INC.

                              By: /s/ Victor M. Suglia
                                  ----------------------
                                  Victor M. Suglia
                                  Senior Vice President and Chief Financial
                                   Officer


Date: June 28, 2000